SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
(Amendment No.1)*1

PAR Technology Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

698884103
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐    Rule 13d-1(b)

☐    Rule 13d-1(c)

☑    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 This Schedule 13G/A is being filed to correct the Schedule 13G/A previously filed by the reporting person on February 14, 2019, which was inadvertently filed using an incorrect CIK code for the reporting person. Upon discovery of this error, the reporting person promptly took steps to file this Schedule 13G/A, which is being filed using the correct CIK code for the reporting person. This Schedule 13G/A is identical to the Schedule 13G/A previously filed on February 14, 2019, other than the scrivener’s error with respect to the Date of Event Which Requires Filing of this Statement, incorrectly identifying 2019, as opposed to December 31, 2018.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John W. Sammon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,565,219
	6	SHARED VOTING POWER 2,062,196
	7	SOLE DISPOSITIVE POWER 2,559,885
	8	SHARED DISPOSITIVE POWER 2,062,196
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,627,415
10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Excludes 30,400 shares owned by Reporting Person’s spouse, Deanna Sammon, as to which he disclaims beneficial ownership

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 28.49%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deanna Sammon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 30,400
	6	SHARED VOTING POWER 2,062,196
	7	SOLE DISPOSITIVE POWER 30,400
	8	SHARED DISPOSITIVE POWER 2,062,196
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,092,596
10
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

Excludes 2,565,219 shares owned by Reporting Person’s spouse, John W. Sammon, as to which she disclaims beneficial ownership

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.88%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) J.W. Sammon Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION NY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,062,096
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,062,096
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,062,096
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.70%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sammon Family Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION NY
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,062,096
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,062,096
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,062,096
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.70%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Item 1(a).    Name of Issuer:

PAR Technology Corporation

Item 1(b).    Address of Issuer’s Principal Executive Offices:

PAR Technology Park,
8383 Seneca Turnpike
New Hartford, NY 13413

Item 2.

(a)	Name of Person Filing:

John W. Sammon (“JW Sammon”)
Deanna D. Sammon (“DD Sammon”)
J. W. Sammon Corp. (“JWSCorp”)
Sammon Family Limited Partnership (“SFLP”)

(b)	Address of Principal Business Office or, if None, Residence:

JW Sammon: 8383 Seneca Turnpike, New Hartford, NY 13413
DD Sammon: 8383 Seneca Turnpike, New Hartford, NY 13413
JWSCorp: 408 Lomond Place, Utica, NY 13502
SFLP: 408 Lomond Place, Utica, NY 13502

(c)	Citizenship:

JW Sammon and DD Sammon are citizens of the United States of America.
JWSCorp is a NY corporation.
SFLP is a NY limited partnership.

(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 698884103

Item 3.    Not applicable

Item 4. Ownership.

(a)Amount beneficially owned: JW Sammon may be deemed the beneficial owner of 4,627,415 shares. This number consists of (i) 2,565,219 shares held for the account of JW Sammon, which includes 5,334 shares of restricted stock that vest on the earlier of (1) 12 months from the grant date or (2) the date of the Company's 2019 Annual Shareholders' Meeting, (ii) 100 shares held for the joint account of JW Sammon and DD Sammon, (iii) 2,062,096 shares held for the account of SFLP by virtue of JW Sammon’s position as an officer and 50% shareholder of JWSCorp, which is the sole general partner of SFLP.  JW Sammon has voting power but not dispositive power with respect to the 5,334 unvested shares of restricted stock.

DD Sammon may be deemed the beneficial owner of 2,092,596 shares. This number consists of (i) 30,400 shares held for the account of DD Sammon, (ii) 100 shares held for the joint account of DD Sammon and JW Sammon, (iii) 2,062,096 shares held for the account of SFLP by virtue of DD Sammon’s position as an officer and 50% shareholder of JWSCorp, which is the sole general partner of SFLP.

JWSCorp may be deemed the beneficial owner of 2,062,096 shares. This number consists of 2,062,096 shares held for the account of SFLP by virtue of its power to vote and dispose of such shares as the sole general partner of SFLP.

SFLP is the beneficial owner of 2,062,096 shares held for its own account.

(b)	Percent of class: JW Sammon may be deemed to beneficially own 28.49%, DD Sammon may be deemed to beneficially own 12.88%. JWSCorp may be deemed to beneficially own 12.70% and SFLP owns 12.70%.

(c)	Number of shares as to which the person has:

(i)

(j)	(i) Sole power to vote or to direct the vote:

JW Sammon has sole power to vote 2,565,219 shares.

DD Sammon has sole power to vote 30,400 shares.

JWSCorp may be deemed to have the sole power to direct 2,062,096 shares held for the account of SFLP                 by virtue of its power to vote such shares as the sole general partner of SFLP.

SFLP has the sole power to vote 2,062,096 shares.

(ii)    Shared power to vote or to direct the vote:

JW Sammon has shared power to vote 100 shares held for the joint account of JW Sammon and DD                     Sammon.

JW Sammon may be deemed to have shared power to direct the vote of 2,062,096 shares held for the                     account of SFLP by virtue of his position as an officer and 50% shareholder of JWSCorp which is the sole                 general partner of SFLP.

DD Sammon has shared power to vote 100 shares held for the joint account of DD Sammon and JW                     Sammon.

DD Sammon may be deemed to have shared power to direct the vote of 2,062,096 shares held for the                     account of SFLP by virtue of her position as an officer and 50% shareholder of JWSCorp which is the sole                 general partner of SFLP.

(iii)	(iii) Sole power to dispose or to direct the disposition of:

(iv)

(v)	JW Sammon has sole power to dispose of 2,559,885 shares held for his account.

DD Sammon has sole power to dispose of 30,400 shares held for her account.

JWSCorp may be deemed to have the sole power to direct disposition of 2,062,096 shares held for the                     account of SFLP by virtue of its power to dispose of such shares as the sole general partner of SFLP.

SFLP has the sole power to dispose 2,062,096 shares held for its own account.

(iv)    Shared power to dispose or to direct the disposition of:

JW Sammon has shared power to dispose of 100 shares held for the joint account of JW Sammon and DD                 Sammon.

JW Sammon may be deemed to have shared power to direct the disposition of 2,062,096 shares owned by SFLP             by virtue of his position as an officer and 50% shareholder of JWSCorp which is the sole general partner of SFLP.

Item 5.    Not applicable.

Item 6.     Ownership of More than 5% on Behalf of Another Person: The limited partners of SFLP have the right to receive the proceeds from the sale of shares held by SFLP pursuant to the terms of the limited partnership agreement.

Item 7.    Not applicable.

Item 8.    Not applicable.

Item 9.     Not applicable

Item 10.    Not applicable.
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

March 29, 2019                             /s/ John W. Sammon
John W. Sammon

/s/ Deanna D. Sammon
Deanna D. Sammon

J.W. Sammon Corp.

By: /s/ John W. Sammon
Name: John W. Sammon
Title: President

Sammon Family Limited Partnership
By: J.W. Sammon Corp., its General Partner

By:/s/ John W. Sammon
Name: John W. Sammon
Title: President

Exhibit 1

JOINT FILING AGREEMENT

The undersigned agree that this Schedule 13G, and all amendments thereto, relating to the common stock of PAR Technology Corporation shall be filed on behalf of the undersigned pursuant to Rule 13d-1(k) of the Securities Exchange Act of 1934.

February 14, 2017                             /s/ John W. Sammon
John W. Sammon

/s/ Deanna D. Sammon
Deanna D. Sammon

J.W. Sammon Corp.

By: /s/ John W. Sammon
Name: John W. Sammon
Title: President

Sammon Family Limited Partnership
By: J.W. Sammon Corp., its General Partner

By: /s/ John W. Sammon
Name: John W. Sammon
Title: President